UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 22, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 17, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2092545
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 136 Class A Ordinary Shares; Series 142 Class A Ordinary Shares; Series 144 Class A Ordinary Shares; Series 145 Class A Ordinary Shares; Series 146 Class A Ordinary Shares; Series 147 Class A Ordinary Shares; Series 149 Class A Ordinary Shares; Series 150 Class A Ordinary Shares; Series 152 Class A Ordinary Shares; Series 153 Class A Ordinary Shares; Series 154 Class A Ordinary Shares; Series 155 Class A Ordinary Shares; Series 156 Class A Ordinary Shares; Series 157 Class A Ordinary Shares; Series 158 Class A Ordinary Shares; Series 159 Class A Ordinary Shares; Series 160 Class A Ordinary Shares; Series 161 Class A Ordinary Shares; Series 162 Class A Ordinary Shares; Series 163 Class A Ordinary Shares; Series 164 Class A Ordinary Shares; Series 165 Class A Ordinary Shares; Series 166 Class A Ordinary Shares; Series 167 Class A Ordinary Shares; Series 168 Class A Ordinary Shares; Series 169 Class A Ordinary Shares; Series 170 Class A Ordinary Shares; Series 171 Class A Ordinary Shares; Series 172 Class A Ordinary Shares; Series 173 Class A Ordinary Shares; Series 174 Class A Ordinary Shares; Series 175 Class A Ordinary Shares; Series 176 Class A Ordinary Shares; Series 177 Class A Ordinary Shares; Series 178 Class A Ordinary Shares; Series 179 Class A Ordinary Shares; Series 180 Class A Ordinary Shares; Series 182 Class A Ordinary Shares; Series 183 Class A Ordinary Shares; Series 185 Class A Ordinary Shares; Series 187 Class A Ordinary Shares; Series 188 Class A Ordinary Shares; Series 189 Class A Ordinary Shares; Series 194 Class A Ordinary Shares; Series 286 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On September 22, 2026, Masterworks Gallery, LLC, as agent for Series 149 (“Series 149”) of Masterworks Vault 17, LLC, a Delaware limited liability company (the “Company”), formerly known as Masterworks 149, LLC, and the 149 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole artwork owned by Series 149 created by Jean-Michel Basquiat (the “Artwork”) to an unaffiliated gallery (the “Consignee”), pursuant to a Consignment Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party through November 7, 2026 (the “Consignment Period”), provided that Series 149 receives a minimum net proceed amount in connection with the sale (the “Floor Price”). The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

The Consignment Agreement also contains representations, warranties, and covenants of the parties that are customary for transactions of this type. The Artwork will be in the custody of the Consignee during the Consignment Period. Title to the Artwork will continue to be held by Series 149 unless the Consignee executes a definitive sale of the Artwork, and will pass to the buyer only upon the Consignee’s receipt of the full purchase price in cleared funds, following which the Consignee is required to remit the net proceeds to Series 149 within five business days.

Exclusive consignments for a limited duration are a common method of exposing works to a segment of the market, but very often they do not result in a sale transaction. Accordingly, the Company cannot guarantee or express any opinion on the likelihood that a sale of the Artwork will be completed. If the Artwork is sold by the Consignee during the Consignment Period, in accordance with the Company’s Second Amended and Restated Operating Agreement, Series 149 will use the proceeds of the sale of the Artwork to pay or provide for payment of Series 149’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 149’s shareholders of record, after which Series 149 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit
6.1	Consignment Agreement*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 17, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: September 28, 2026